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                                             --------------------------------
              UNITED STATES                           OMB APPROVAL
    SECURITIES AND EXCHANGE COMMISSION       --------------------------------
          WASHINGTON, D.C. 20549              OMB Number:  3235-0145
                                             --------------------------------
                                              Expires: December 31, 2005
                                             --------------------------------
                                              Estimated average burden
                                              hours per response . . . . 11
                                             --------------------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                            Whitehall Jewellers, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    965063100
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2280
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 3, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------                          ----------------------
CUSIP NO.      965063100                                  PAGE 2 OF 14 PAGES
--------------------------------                          ----------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Management, LP      I.R.S. ID:  73-1728931
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       70,115,161 shares (including 2,094,346 shares
BENEFICIALLY                    issuable upon exercise of warrants and
  OWNED BY                      68,020,815 shares upon conversion of notes and
    EACH                        payable as shares of interest under the notes)
 REPORTING                      (see Item 5)
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                70,115,161 shares (including 2,094,346 shares issuable upon exercise of warrants and 68,020,815 shares upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            70,115,161 shares (including 2,094,346 shares issuable upon exercise of warrants and 68,020,815 shares upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                    [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            65.25% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                          ----------------------
CUSIP NO.      965063100                                  PAGE 3 OF 14 PAGES
--------------------------------                          ----------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PWJ Lending LLC                      I.R.S. ID:  02-0751960
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       2,094,346 shares issuable upon exercise of
BENEFICIALLY                    warrants (see Item 5)
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING                      0
PERSON WITH
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,094,346 shares issuable upon exercise of
                                warrants (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,094,346 shares issuable upon exercise of warrants (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                    [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.95% (assuming issuance of the notes and 14.99% otherwise)
            (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                          ----------------------
CUSIP NO.      965063100                                  PAGE 4 OF 14 PAGES
--------------------------------                          ----------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PWJ Funding LLC                      I.R.S. ID:  61-149-4137
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       68,020,815 shares issuable upon conversion of
BENEFICIALLY                    notes and payable as shares of interest under
  OWNED BY                      the notes (see Item 5)
    EACH              --------- ------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                    [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            63.3% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                          ----------------------
CUSIP NO.      965063100                                  PAGE 5 OF 14 PAGES
--------------------------------                          ----------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Michael Zimmerman
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       70,115,161 shares (including 2,094,346 shares
BENEFICIALLY                    issuable upon exercise of warrants and
  OWNED BY                      68,020,815 shares upon conversion of notes and
    EACH                        payable as shares of interest under the notes)
 REPORTING                      (see Item 5)
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                70,115,161 shares (including 2,094,346 shares issuable upon exercise of warrants and 68,020,815 shares upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            70,115,161 shares (including 2,094,346 shares issuable upon exercise of warrants and 68,020,815 shares upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                    [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            65.25% (See item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                          ----------------------
CUSIP NO.      965063100                                  PAGE 6 OF 14 PAGES
--------------------------------                          ----------------------


     This Schedule 13D is being filed by Prentice Capital Management, LP ("PRENTICE CAPITAL MANAGEMENT"), PWJ Lending LLC ("PWJ LENDING"), PWJ Funding LLC ("PWJ FUNDING") and Michael Zimmerman ("MR. ZIMMERMAN" and, together with Prentice Capital Management, PWJ Lending and PWJ Funding, the "REPORTING PERSONS") relating to the Common Stock, par value $.001 per share (the "SHARES") of Whitehall Jewellers, Inc., a Delaware corporation (the "COMPANY").

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is attached hereto as Exhibit A. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     Prentice Capital Management serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13D. PWJ Lending and PWJ Funding are entities directly controlled by Prentice Capital Management, its manager. Mr. Zimmerman is the Managing Member of (a) Prentice Management GP, LLC the general partner of Prentice Capital Management and (b) Prentice Capital GP, LLC, the general partner of certain investment funds. As such, he may be deemed to control Prentice Capital Management and certain of the investment funds and therefore may be deemed to be the beneficial owner of the securities reported in this
Schedule 13D. Each of Mr. Zimmerman and Prentice Capital Management disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

ITEM 1      SECURITY AND COMPANY

     This statement on Schedule 13D relates to the Shares, and is being filed pursuant to Rule 13d-1 under the Act. The Company's principal executive office is located at 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

ITEM 2      IDENTITY AND BACKGROUND

     (a) This statement is filed on behalf of the Reporting Persons.

     (b) The address of the principal business office of each Reporting Person is 623 Fifth Avenue, 32nd Floor, New York, New York 10022.

     (c) Prentice Capital Management is a private investment limited partnership. The principal business of Prentice Capital Management is to serve as investment manager to a variety of private investment funds and to control the investing and trading in securities of these private investment funds. The principle business of PWJ Lending is to make certain loans to the Company and receive warrants from the Company in connection therewith. The principal business of PWJ Funding is to purchase secured convertible notes from the Company. The principal business of Mr. Zimmerman is to act as a principal of Prentice Capital Management.

                                  SCHEDULE 13D

--------------------------------                          ----------------------
CUSIP NO.      965063100                                  PAGE 7 OF 14 PAGES
--------------------------------                          ----------------------


     (d) None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of Prentice Capital Management's, PWJ Lending's or PWJ Funding's executive officers or members has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of Prentice Capital Management's, PWJ Lending's or PWJ Funding's executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Prentice Capital Management is a Delaware limited partnership. Each of PWJ Lending and PWJ Funding is a Delaware limited liability company. Mr. Zimmerman is a United States citizen.


ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of the date hereof, the following persons may be deemed to own the amount of Shares set forth below:

     PWJ Lending. 2,094,346 Shares issuable upon exercise of warrants.

     PWJ Funding. 68,020,815 Shares issuable upon conversion of the notes, including interest shares if interest is paid in Common Stock for the first three years of the note at a conversion price of $.75.

     Each of PWJ Lending and PWJ Funding purchased the Warrants and the Notes, as applicable, with investment capital.

ITEM 4.     PURPOSE OF TRANSACTION.

     On October 3, 2005, the Company entered into a Bridge Term Loan Credit Agreement (the "CREDIT AGREEMENT") with PWJ Lending, an entity controlled by Prentice Capital Management, and Holtzman Opportunity Fund, L.P. ("HOLTZMAN") (together with any other lenders under such Credit Agreement from time to time, the "LENDERS").

     Under the Credit Agreement, the Lenders provided a term loan (the "Term Loan") to the Company in the aggregate principal amount of $30,000,000 (the "Commitment Amount"), which bears interest at a fixed rate of 18.0% per annum, payable monthly, and has a stated initial maturity date of December 31, 2005. The proceeds of the Term Loan were used, among other purposes, to repay a portion of the revolving credit loans then outstanding under the Company's Second Amended and Restated Revolving Credit and Gold Consignment Agreement (the "Senior Credit Agreement"), dated as of July 29, 2003 and amended on October 3, 2005 (the "Fourth Amendment"), to fund a segregated account that will promptly be disbursed into a third party

                                  SCHEDULE 13D

--------------------------------                          ----------------------
CUSIP NO.      965063100                                  PAGE 8 OF 14 PAGES
--------------------------------                          ----------------------


escrow account established for the benefit of certain of the Company's trade vendors and to pay fees and expenses associated with the transaction.

     The Company's obligations under the Credit Agreement are secured by a lien on substantially all of the Company's assets which ranks junior in priority to the liens securing the Company's obligations under the Senior Credit Agreement. The Credit Agreement contains a number of affirmative and restrictive covenants and representations and warranties that generally are consistent with those contained in the Company's Senior Credit Agreement (as amended by the Fourth Amendment).

     The Company may prepay the Term Loan at any time, provided, however, that if the Term Loan is prepaid with funds from any source other than the proceeds of the Notes (as defined below), then the Company will be required to pay to the Lenders an exit fee of 4.0% of the Commitment Amount. Under the Credit Agreement, the Company is required to use the proceeds of a sale of the Notes to retire the Term Loan. While the Lenders may accelerate the obligations of the Company under the Credit Agreement to be immediately due and payable upon an Event of Default (as defined in the Credit Agreement), the rights of the Lenders to enforce the obligations are subject to an intercreditor agreement with the holders of debt under the Senior Credit Agreement.

     In connection with the Credit Agreement, the Company issued 7-year warrants (the "WARRANTS"), which are immediately exercisable at an exercise price of $.75 per share, to the Lenders to purchase 2,792,462 Shares (i.e., 19.99% of the number of Shares currently outstanding). The exercise price of the Warrants will be reduced, subject to certain limited exceptions, if the Company subsequently issues Shares or the right to acquire Shares at a price of less than $.75 per share.

     The Credit Agreement and the Warrants are incorporated herein by reference to Exhibits B and E of this Schedule 13D.

     Contemporaneously with the entry into the Credit Agreement, the Company, PWJ Funding and Holtzman entered into a Securities Purchase Agreement (the "PURCHASE AGREEMENT," and PWJ Funding and Holtzman are collectively referred to herein as the "INVESTORS").

     Subject to certain terms and conditions set forth in the Purchase Agreement, the Company has agreed to sell to the Investors $50,000,000 of secured convertible notes (the "NOTES"). The stated maturity of the Notes will be three years after the date of issuance which maturity generally may be extended by the Company for up to two years. The Investors will have the option to extend the maturity date in the event and for so long as an Event of Default (as defined in the Purchase Agreement) shall have occurred and be continuing under the Notes or through the date that is ten business days after the consummation of a change of control of the Company in the event a change of control is publicly announced prior to the maturity date. The Notes will be secured by the same second security interest that secures the Term Loan.

     The Notes will bear interest at a rate of 12.0% per annum, payable quarterly. During the initial three year term of the Notes, interest will be paid in Shares at the conversion price

                                  SCHEDULE 13D

--------------------------------                          ----------------------
CUSIP NO.      965063100                                  PAGE 9 OF 14 PAGES
--------------------------------                          ----------------------


(initially $0.75 per share). The conversion price will be reduced, subject to certain limited exceptions, if the Company subsequently issues Shares or the right to acquire Shares at a price of less than $.75 per share. Interest that becomes payable after the initial three year term of the Notes will be paid in cash.

     Upon a change of control of the Company, the holder of a Note may require the Company to redeem all or any portion of the Note for a price equal to (i) the outstanding principal amount of the Notes, together with any accrued and unpaid interest or late charges thereon MULTIPLIED by (ii) 125.0% (unless the change of control is not approved by a majority of the disinterested members of the Company's board of directors, in which case the 125.0% will be 100.0%).

     The issuance of the Notes under the Purchase Agreement is subject to certain conditions including (i) the approval by the stockholders of the Company of (A) the issuance of the Shares pursuant to the terms of the Notes, (B) an amendment to the Company's certificate of incorporation providing for a 1-for-2 reverse stock split, and (C) the election of persons designated by the Investors to the Company's board of directors (the "BOARD NOMINEES"), (ii) upon election, such Board Nominees constituting a majority of the members of the board of directors, and (iii) no occurrence of an event, circumstance or fact which resulted in, would result in or could reasonably be expected to a result in a extremely detrimental event on the Company. The Notes will contain certain covenants, including limitations on indebtedness and liens and a prohibition on dividends.

     Under the Purchase Agreement, the Company may not solicit offers, inquiries or proposals or conduct negotiations with any third parties regarding a transaction that involves debt or equity fundraising or that would otherwise be done in lieu of the transaction with the Investors, subject to the Company's board of directors fulfilling its fiduciary duties to the Company's stockholders and creditors. The Company may terminate the Purchase Agreement under certain circumstances in order to accept a superior proposal.

     The shares of common stock issuable (i) upon exercise of the Warrants, (ii) upon conversion of the Notes, and (iii) in payment of interest under the Notes, will represent approximately 87.0% of the issued and outstanding Shares, assuming (A) no anti-dilution adjustment to the conversion price of the Notes or the exercise price of the Warrants and (B) no issuance of Shares or securities convertible, exercisable or exchangeable for Shares prior to the closing of the transaction, other than pursuant to the Notes and Warrants. To the extent any of the principal amount of the Notes is converted into Shares prior to the original 3-year maturity date of the Notes, the holder is entitled to interest Shares on such principal amount that have not been paid prior to the date of conversion as if such principal amount continued to accrue interest through the original 3-year anniversary maturity date of the Notes.

     The proceeds to be received by the Company upon the sale of the Notes will be used to retire the Term Loan and for general working capital purposes.

     Contemporaneously with the entry into the Credit Agreement and the Purchase Agreement, the Company and the Investors entered into a Registration Rights
Agreement pursuant to which the Company has agreed to provide certain registration rights with respect to

                                  SCHEDULE 13D

--------------------------------                          ----------------------
CUSIP NO.      965063100                                  PAGE 10 OF 14 PAGES
--------------------------------                          ----------------------


the Shares issuable (i) upon exercise of the Warrants, (ii) upon conversion of the Notes, and (iii) in payment of interest under the Notes.

     Copies of the Purchase Agreement, form of Note and Registration Rights Agreement are incorporated herein by reference to Exhibits C, D, and F of this
Schedule 13D.

     The Company, Prentice Capital Management, and LaSalle Bank National Association, as administrative and collateral agent for the banks listed in the Senior Credit Agreement, executed a term sheet dated as of September 29, 2005 (the "TERM SHEET") with certain trade vendors. Vendors holding over 90.0% of the Company's aggregate trade debt to inventory suppliers ("SUPPLIERS") have now executed the Term Sheet. The Term Sheet provides a mechanism for (i) the Company's satisfaction of its current trade debt ("TRADE DEBT") to participating Suppliers, and (ii) the participating Suppliers' prompt delivery of merchandise to the Company for the upcoming holiday season. Under the provisions of the Term Sheet, the Company will make payments totaling 50.0% of the Trade Debt at various time up to January 16, 2006. A final payment in the amount of 50.0% of the Trade Debt, plus accrued interest at 6.0% from and after January 17, 2006, is required to be made on or about September 30, 2007. The obligations to pay the final 50.0% of the Trade Debt will be secured by a security interest in substantially all of the Company's assets ranking junior to the interests securing the Senior Credit Agreement, the Bridge Loan Agreement and the Notes. The Term Sheet is subject to and conditioned upon the execution of definitive documentation among the Parties.

     A copy of the Term Sheet is incorporated herein by reference to Exhibit G of this Schedule 13D.

     The Reporting Persons intend to continue to review and evaluate their investment in the Company. Depending on the price and availability of funds, subsequent developments affecting the Company, the Company's business, other investment and business opportunities available to the Reporting Persons and general stock market, economic and other factors that the Reporting Persons may deem relevant from time to time, the Reporting Persons may maintain their investment at current levels or sell all or a part of their investment, or acquire additional Shares or other securities of Company (pursuant to the transaction or otherwise) at any time. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.

     Except to the extent set forth above, or in any other Item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this
Schedule 13D. However, the Reporting Persons may, at any time and from time to time, review or reconsider their position (including the transaction) with respect to the Company, and formulate (and modify) plans or proposals with respect to any such matters, subject to the terms and conditions set forth in the Securities Purchase Agreement.

ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

     (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 13,969,297 Shares outstanding, which is the total number of Shares outstanding as set forth in the Company's quarterly report on Form 10-Q for the fiscal quarter

                                  SCHEDULE 13D

--------------------------------                          ----------------------
CUSIP NO.      965063100                                  PAGE 11 OF 14 PAGES
--------------------------------                          ----------------------


ending July 31, 2005. None of the foregoing share calculations takes into account the 1 for 2 reverse stock split contemplated by the Purchase Agreement.

     As  described  in Item 3, as of the  date  of this  Schedule  13D,  (i) PWJ
Lending may be deemed to beneficially own 2,094,346 Shares issuable upon exercise of the Warrants, representing approximately 1.95% of the Shares outstanding (assuming issuance of the Notes and 14.99% otherwise), (ii) PWJ Funding will be deemed to beneficially own 68,020,815 Shares issuable upon conversion of the Notes, including interest shares if interest will be paid in Common Stock for the first three years of the note, at a conversion price of $.75, which shall represent approximately 63.3% of the Shares then outstanding,
(iii) each of Prentice Capital Management and Mr. Zimmerman may be deemed to beneficially own 70,115,161 Shares, including the 2,094,346 Shares issuable upon exercise of the Warrants and the 68,020,815 Shares issuable upon conversion of the Notes, which combined represent beneficial ownership of approximately 65.25% of the Shares. None of the foregoing share calculations takes into account the 1 for 2 reverse stock split contemplated by the Purchase Agreement.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each Reporting Persons expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

     (b) Certain of the Reporting Persons share voting and dispositive powers over the Shares beneficially owned to the extent reported herein.

     (c) On October 3, 2005, in connection with the execution of the Securities Purchase Agreement, the Company (i) issued to PWJ Lending the Warrant to purchase 2,094,346 Shares at an exercise price of $.75 per share and (ii) entered into the Securities Purchase Agreement whereby the Company would issue to PWJ Funding notes convertible into 68,020,815 Shares, including the payment of interest shares for the first three years of the term of the note, at a conversion price of $.75 per share. None of the foregoing share calculations takes into account the 1 for 2 reverse stock split contemplated by the Purchase Agreement.

     (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     As described in Item 4 above, on October 3, 2005, the Company and PWJ Lending entered into the Credit Agreement, Purchase Agreement, and Registration Rights Agreement, copies of which are incorporated herein by reference to Exhibits B, C, and F of this Schedule 13D, and an Intercreditor Agreement, a copy of which is incorporated by reference to Exhibit H of this Schedule 13D.

                                  SCHEDULE 13D

--------------------------------                          ----------------------
CUSIP NO.      965063100                                  PAGE 12 OF 14 PAGES
--------------------------------                          ----------------------


     As described in Item 4 above, on October 3, 2005, the Company and PWJ Funding, together with Holtzman, entered into a Securities Purchase Agreement and Registration Right Agreement, copies of which are incorporated herein by reference to Exhibits C and F of this Schedule 13D.

     Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.


1. Exhibit A Joint Filing Agreement dated October 12, 2005, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons, attached hereto as Exhibit A.

2. Exhibit B Credit Agreement dated October 3, 2005, by and among the Company, PWJ Lending and Holtzman Opportunity Fund, L.P. (incorporated by reference to
Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 6,
2005).

2. Exhibit C Securities Purchase Agreement dated October 3, 2005, by and among the Company, PWJ Lending LLC, PWJ Funding LLC and Holtzman Opportunity Fund, LP. (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on October 6, 2005).

3. Exhibit D Form of Note (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on October 6, 2005).

4. Exhibit E Form of Warrant (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 6, 2005).

5. Exhibit F Registration Rights Agreement dated October 3, 2005, by and among the Company, PWJ Lending LLC, PWJ Funding LLC and Holtzman Opportunity Fund, L.P. (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on October 6, 2005).

6. Exhibit G Term Sheet dated September 29, 2005, among the Company, Prentice Capital Management, LP and certain vendors as set forth therein (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on October 6, 2005).

7. Exhibit H Intercreditor and Lien Subordination Agreement dated October 3, 2005, by and among the Company's senior lenders and the lenders for the Bridge Facility, attached hereto as Exhibit H.

                                  SCHEDULE 13D

--------------------------------                          ----------------------
CUSIP NO.      965063100                                  PAGE 13 OF 14 PAGES
--------------------------------                          ----------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 2005

PRENTICE CAPITAL MANAGEMENT, LP




By:  /s/ Michael Weiss
   ---------------------------------------------------
     Name: Michael Weiss
     Title: Chief Financial Officer


PWJ FUNDING LLC

By: Prentice Capital Management, LP, its Manager


By:  /s/ Michael Weiss
   ---------------------------------------------------
     Name: Michael Weiss
     Title: Chief Financial Officer


PWJ LENDING LLC




By:  /s/ Jonathan Duskin
   ---------------------------------------------------
     Name:  Jonathan Duskin
     Title: Managing Director


MICHAEL ZIMMERMAN



/s/ Michael Zimmerman
-----------------------------------
Michael Zimmerman

                                  SCHEDULE 13D

--------------------------------                          ----------------------
CUSIP NO.      965063100                                  PAGE 14 OF 14 PAGES
--------------------------------                          ----------------------


                                  EXHIBIT INDEX

1. Exhibit A Joint Filing Agreement dated October 12, 2005, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons, attached hereto as Exhibit A.

   Exhibit B Credit Agreement dated October 3, 2005, by and among the Company, PWJ Lending and Holtzman Opportunity Fund, L.P. (incorporated by reference to
Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 6,
2005).

2. Exhibit C Securities Purchase Agreement dated October 3, 2005, by and among the Company, PWJ Lending LLC, PWJ Funding LLC and Holtzman Opportunity Fund, LP. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on October 6, 2005).

3. Exhibit D Form of Note (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on October 6, 2005).

4. Exhibit E Form of Warrant (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 6, 2005).

5. Exhibit F Registration Rights Agreement dated October 3, 2005, by and among the Company, PWJ Lending LLC, PWJ Funding LLC and Holtzman Opportunity Fund, L.P. (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on October 6, 2005).

6. Exhibit G Term Sheet dated September 29, 2005, among the Company, Prentice Capital Management, LP and certain vendors as set forth therein (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on October 6, 2005).

7. Exhibit H Intercreditor and Lien Subordination Agreement dated October 3, 2005, by and among the Company's senior lenders and the lenders for the Bridge Facility, attached hereto as Exhibit H.

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Whitehall Jewellers, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  October 12, 2005

PRENTICE CAPITAL MANAGEMENT, LP




By:  /s/ Michael Weiss
   ---------------------------------------------------
     Name: Michael Weiss
     Title: Chief Financial Officer


PWJ FUNDING LLC

By: Prentice Capital Management, LP, its Manager


By:  /s/ Michael Weiss
   ---------------------------------------------------
     Name: Michael Weiss
     Title: Chief Financial Officer


PWJ LENDING LLC




By:  /s/ Jonathan Duskin
   ---------------------------------------------------
     Name:  Jonathan Duskin
     Title: Managing Director


MICHAEL ZIMMERMAN



/s/ Michael Zimmerman
-----------------------------------
Michael Zimmerman

                                    EXHIBIT H

                 INTERCREDITOR AND LIEN SUBORDINATION AGREEMENT


     THIS INTERCREDITOR AND LIEN SUBORDINATION AGREEMENT (this "AGREEMENT") is entered into as of October 3, 2005, between LaSalle Bank National Association, as Administrative Agent and Collateral Agent (the "FIRST LIEN AGENT") for the Banks and the Accommodation Banks (collectively, and together with the First Lien Agent and any of their successors and assigns, including any other lender or lenders that at any time refinance or replace the Bank Group Debt referred to below, the "FIRST LIEN LENDERS") pursuant to the First Lien Debt Documents referred to below, and PWJ Lending LLC, a Delaware limited liability company (together with its successors and assigns, including any other lender or lenders that at any time refinance or replace the Second Lien Debt referred to below,
individually   the  "SECOND  LIEN  LENDER"  or  collectively  the  "SECOND  LIEN
LENDERS").

                                 R E C I T A L S

     A. Whitehall Jewellers, Inc. (the "BORROWER"), a Delaware corporation and the First Lien Agent and the First Lien Lenders are parties to that certain Second Amended and Restated Revolving Credit and Gold Consignment Agreement dated as of July 29, 2003, as amended by that certain First Amendment to Second Amended and Restated Revolving Credit and Gold Consignment Agreement dated as of March 23, 2004, that certain Second Amendment to Second Amended and Restated Revolving Credit and Gold Consignment Agreement dated as of January 31, 2005, that certain Third Amendment to Second Amended and Restated Revolving Credit and Gold Consignment Agreement dated as of April 6, 2005, and that certain Waiver, Consent, and that certain Waiver, Consent, and Fourth Amendment to Second Amended and Restated Revolving Credit and Gold Consignment Agreement dated as of October 3, 2005 (collectively, the "FIRST LIEN CREDIT AGREEMENT"), pursuant to which the First Lien Lenders have made and may make loans and provide other financial accommodations to the Borrower.

     B. The Borrower and the Second Lien Lenders are parties to that certain Bridge Term Loan Credit Agreement dated as of October 3, 2005 (as amended or otherwise modified from time to time, the "SECOND LIEN CREDIT AGREEMENT", and together with the First Lien Credit Agreement, the "LOAN AGREEMENTS"), pursuant to which the Second Lien Lenders are making a term loan to the Borrower.

     C. The First Lien Lenders and the Second Lien Lenders (individually, a "LENDER" and collectively, the "LENDERS") desire to enter into this Agreement
(a) to confirm the relative priority of the security interests of the First Lien Lenders, on the one hand, and the Second Lien Lenders, on the other hand, in the assets and properties of the Borrower, and (b) to provide for certain other rights and interests for the respective benefit of the Lenders.

     NOW THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and each intending to be bound hereby, the Lenders hereby agree as follows:

     1. DEFINITIONS. The following terms shall have the following meanings in this Agreement:

     "ADDITIONAL INTEREST" means, at the time of determination, an increase in applicable interest with respect to the First Lien Debt in excess of the rate of interest assessed by the First Lien Agent pursuant to the terms of the First Lien Debt Documents as of the date hereof plus 200 basis points, except any increases in connection with the imposition of default rate of interest in accordance with the terms of the First Lien Debt Documents and as expressly contemplated by the definitions of the terms "Base Rate" and "LIBOR Rate", respectively, in each case as set forth in the First Lien Debt Documents (as in effect on the date hereof).

     "ACCOMMODATION FACILITY" shall mean the "Accommodation Facility as defined in the First Lien Credit Agreement.

     "AGREEMENT" means this Intercreditor and Lien Subordination Agreement, as the same may be amended, restated, supplemented or otherwise modified from time to time.

     "ASSET SALE REVOLVER  RESERVE"  shall have the meaning set forth in Section
2.4 (a) hereof. Notwithstanding the foregoing, no Asset Sale Revolver Reserve shall be established in connection with any non-chain wide store closing program implemented with the assent of the First Lien Lenders.

     "BACK-IN-O/A" shall mean First Lien Principal Obligations exceeding the Maximum First Lien Debt following a recalculation of Maximum First Lien Debt when the Borrowing Base Report delivered to the First Lien Agent prior to such recalculation showed that First Lien Principal Obligations were less than Maximum First Lien Debt.

     "BANK GROUP DEBT" shall mean all obligations, liabilities and indebtedness of every nature of each Credit Party from time to time owed to First Lien Agent or any First Lien Lender under the First Lien Debt Documents, including, without limitation, the principal amount of all debts, claims and indebtedness, accrued and unpaid interest accruing thereon (including, without limitation, interest accruing after the commencement of a Proceeding, without regard to whether or not such interest is an allowed claim) and all fees (including without limitation, all Early Termination Fees), costs and expenses, whether primary, secondary, direct, contingent, fixed or otherwise, heretofore, now and from time to time hereafter owing, due or payable, (including, without limitation, all obligations, liabilities and indebtedness arising from or in connection with any transactions which arise out of cash management, depository, investment, letter of credit, hedging arrangement, or other banking or financial services) whether before or after the filing of a Proceeding under the Bankruptcy Code (including without limitation a DIP Financing)

     "BANKRUPTCY CODE" shall mean the provisions of Title 11 of the United States Code, as amended from time to time and any successor statute and all rules and regulations promulgated thereunder or any state insolvency, debtor relief or assignment for the benefit of creditor law.

     "BORROWING BASE" means the Borrowing Base as defined in the First Lien Credit Agreement.

     "BORROWING BASE REPORT" means the Borrowing Base Report as defined in the First Lien Credit Agreement (as in effect on the date hereof).

     "BUSINESS DAY" means any day that is not a Saturday, Sunday or other day on which commercial banks in Chicago, Illinois or New York, New York are authorized or required by law to remain closed.

     "COLLATERAL" shall mean, collectively, the Collateral granted by the Borrower and any and all additional property and interests in property that secures all or any portion of the Bank Group Debt and/or the Second Lien Debt.

     "CREDIT PARTIES" shall mean, collectively, the Borrower and any guarantor of all or any portion of the Bank Group Debt and/or the Second Lien Debt.

     "DIP FINANCING" shall have the meaning set forth in SECTION 2.2(A) hereof.

     "ENFORCEMENT ACTION" shall mean (a) to foreclose on, collect on, take possession of or control of, or sell or otherwise realize upon (judicially or non-judicially) any Collateral or otherwise enforce rights with respect to Collateral under any applicable agreement, document or instrument pertaining thereto (including, without limitation, by way of setoff, notification of account debtors, notification of depositary banks under deposit account control agreements or exercise of rights under landlord consents), (b) to receive a transfer of Collateral in satisfaction of any indebtedness secured thereby or
(c) to otherwise enforce any security interest or other right or remedy pertaining to the Collateral at law, in equity or pursuant to a First Lien Security Document or Second Lien Security Document, as applicable (including, without limitation, the commencement of any applicable legal proceedings against or with respect to all or any of the Collateral to facilitate the actions described in the immediately preceding CLAUSE (A) and CLAUSE (B), commencing any applicable Proceeding and exercising voting rights in respect of any equity interests comprising Collateral).

     "ENFORCEMENT EVENT" shall mean the occurrence of: (a) the First Lien Agent diligently pursuing in good faith an Enforcement Action on a material portion of the Collateral; or (b) the Credit Parties undertaking a voluntary liquidation of a material portion of the Collateral with the consent of the First Lien Agent.

     "EXCLUDED FIRST LIEN DEBT" shall mean, (a) that portion of the First Lien Principal Obligations (including interest due thereon) which when made or incurred caused the First Lien Principal Obligations to exceed the Maximum First Lien Debt and (b) any Additional Interest. Excluded First Lien Debt shall not include any portion of the First Lien Principal Obligations (and interest due thereon) which, (x) on the date of funding by the First Lien Lenders in the case of the Revolving Credit Loans or the date of issuance, renewal or amendment in the case of the Letter of Credit Liabilities represented by the outstanding Letters of Credit, did not cause the First Lien Principal Obligations to exceed the Maximum First Lien Debt as calculated based upon the most recent Borrowing Base Report received by the First Lien Agent prior to such funding or issuance, renewal or amendment (even if such Borrowing Base Report proved to be inaccurate based upon, but not limited to, errors, fraud or changes in collateral values) or (y) to the extent that the Revolving Credit Loans are funded or the Letter of Credit Liabilities are incurred at a time following a Back-in-O/A up to an amount not to exceed the sum of (i) the Maximum First Lien Debt as calculated based upon the most recent Borrowing Base Report (not showing a Back-in-O/A) received by the First Lien Agent prior to the occurrence of a Back-in-O/A MINUS (ii) the amount of the First Lien Principal Obligations outstanding on such date, prior to giving effect to such Revolving Credit Loans funded on such date or Letter of Credit Liabilities incurred on such date or (z) consist of any Early Termination Fee.

     "FIRST LIEN AGENT" shall mean LaSalle Bank National Association, as First Lien Agent for the First Lien Lenders, or any other Person appointed by the holders of the Bank Group Debt as agent for purposes of the First Lien Debt Documents and this Agreement; PROVIDED THAT, after the consummation of any Permitted Refinancing, the term "First Lien Agent" shall refer to any Person appointed by the holders of the Bank Group Debt at such time as agent for themselves for purposes of, among other things, this Agreement.

     "FIRST LIEN DEBT" shall mean all Bank Group Debt other than Excluded First Lien Debt.

     "FIRST LIEN DEBT DOCUMENTS" shall mean the First Lien Credit Agreement and all other agreements, documents and instruments executed from time to time in connection therewith (including without limitation each First Lien Security Document), as the same may be amended, restated, supplemented or otherwise modified from time to time as permitted herein.

     "FIRST LIEN DEFAULT" shall mean an "Event of Default" that arises pursuant to Section 13 of the First Lien Credit Agreement, or otherwise under any of the First Lien Debt Documents.

     "FIRST LIEN LENDER PARTIES" shall mean the First Lien Agent and each of the First Lien Lenders.

     "FIRST LIEN LENDERS" shall mean the holders of the Bank Group Debt Debt, and shall include, without limitation, the "Banks" and the "Accommodation Banks", as such terms are defined in the First Lien Credit Agreement.

     "FIRST LIEN PRINCIPAL OBLIGATIONS" shall mean the (a) outstanding principal amount of the Revolving Credit Loans and the Accommodation Facility and (b) the Letter of Credit Liabilities.

     "FIRST LIEN SECURITY DOCUMENTS" means any agreement, document, or instrument executed concurrently with the First Lien Credit Agreement or at any time thereafter or hereafter pursuant to which one or more Credit Parties or any other Person either (i) guarantees payment or performance of all or any portion of the Bank Group Debt and/or (ii) provides, as security for all or any portion of the Bank Group Debt, a Lien on any of its Property in favor of the First Lien Agent (for the benefit of the First Lien Lenders), as any or all of the same may be amended, supplemented, restated, or otherwise modified from time to time.

     "INSURANCE RESERVE" shall have the meaning set forth in Section 7 hereof.

     "LETTER OF CREDIT LIABILITIES" shall mean all "Letter of Credit Fees" (as defined in the First Lien Credit Agreement) and all other Indebtedness that arises in connection with the issuance, renewal, or extension of any "Letter of Credit" pursuant to the terms of the First Lien Credit Agreement.

     "LIEN" shall mean, with respect to any asset, any mortgage, lien, pledge, charge, security interest, or encumbrance of any kind, or any other type of preferential arrangement that has the practical effect of creating a security interest, in respect of such asset.

     "MAXIMUM FIRST LIEN DEBT" shall mean on any date of determination thereof, Bank Group Debt in an amount equal to (a) the lesser of (1) $155,000,000.00 PLUS all amounts due with respect to cash management and bank products, and (2) the result of (A) the Borrowing Base (as such term (including the component definitions thereof) is defined in the First Lien Credit Agreement as of the date hereof) MINUS (B) the Minimum Excess Availability (as such term (including the component definitions thereof) is defined in the First Lien Credit Agreement as of the date hereof); PLUS (C) $5,000,000.00, or if an Enforcement Event is pending, $10,000,000.00, PLUS, (D) the Permitted Overadvance Amount, MINUS (E) all Asset Sale Revolver Reserves and all Insurance Reserves, PLUS (F) all amounts due with respect to cash management and bank products.

     "MINIMUM EXCESS  AVAILABILITY"  shall mean that amount set forth in Section
10.1 of the First Lien Credit Agreement.

     "NEW DEBT" shall have the meaning provided in SECTION 2.11 hereof.

     "PAID IN FULL" OR "PAYMENT IN FULL" shall mean the indefeasible payment in full in cash of all First Lien Debt (provided that cash collateral in an amount of 103% of the aggregate undrawn amount of the letters of credit provided under the First Lien Debt Documents may be furnished in lieu of payment in cash for such related Letter of Credit Liabilities), the provision of cash collateral in amounts determined by and acceptable to the First Lien Lender Parties in respect of bona fide outstanding contingent claims and claims for indemnification; and termination of all commitments to lend or make other financial accommodations under the First Lien Debt Documents.

     "PERMITTED OVERADVANCE AMOUNT" shall mean up to $12,000,000.00.

     "PERMITTED REFINANCING" shall mean any refinancing, in whole or in part, of the Bank Group Debt under the First Lien Debt Documents PROVIDED THAT the financing documentation entered into by the Credit Parties in connection with such Permitted Refinancing constitutes Permitted Refinancing First Lien Debt Documents.

     "PERMITTED REFINANCING FIRST LIEN DEBT DOCUMENTS" shall mean any financing documentation which replaces the First Lien Debt Documents and pursuant to which the First Lien Debt under the First Lien Debt Documents is refinanced (whether together with or separate from a refinancing of other Bank Group Debt) in whole or in part, as such financing documentation may be amended, restated, supplemented, or otherwise modified from time to time in compliance with this Agreement, but specifically excluding any such financing documentation to the extent that it contains, either initially or by amendment or other modification, any material terms, conditions, covenants, or defaults other than those which
(a) exist at the time of the Permitted Refinancing in the First Lien Debt Documents or (b) could be included in the First Lien Debt Documents by an amendment or other modification that would not be prohibited by the terms of this Agreement.

     "PERSON" shall mean any natural person, corporation, general or limited partnership, limited liability company, firm, trust, association, government, governmental agency, or other entity, whether acting in an individual, fiduciary or other capacity.

     "PROCEEDING" shall mean any voluntary or involuntary insolvency, bankruptcy, receivership, custodianship, liquidation, dissolution, reorganization, assignment for the benefit of creditors, appointment of a custodian, receiver, trustee, or other officer with similar powers or any other proceeding for the liquidation, dissolution or other winding up of a Person.

     "PROPERTY" shall mean, with respect to any Person, all assets, property and interests in property of such Person, whether real, personal or mixed, whether now owned or existing or hereafter acquired or arising and wheresoever located.

     "PURCHASE OPTION NOTICE" shall have the meaning set forth in SECTION 8(A) hereof.

     "REVOLVING CREDIT LOANS" shall mean the "Revolving Credit Loans" as defined in the First Lien Credit Agreement.

     "SALE EVENT" shall mean the date upon which both (i) a First Lien Default has occurred and is continuing and (ii) First Lien Agent or Second Lien Agent has retained, or has caused or directed a Credit Party to retain, or Credit Party has with the consent of the First Lien Agent has retained, a broker or investment banker or liquidating agent or agent to sell all or a substantial portion of a Credit Party's business or operations and/or the Collateral. A Sale Event shall be deemed terminated when First Lien Agent or Second Lien Agent who has commenced such Sale Event has so advised the Borrower in writing, has been consummated.

     "SECOND LIEN ACTIONABLE DEFAULT" shall mean, collectively to the extent that such events have not been cured or waived, (a) an "Event of Default" that arises pursuant to the incurrence of indebtedness that is pari passu or senior in right of payment to the Second Lien Debt in contravention of Section 9.1 or
9.2 of the Second Lien Credit Agreement (as in effect on the date hereof), (b) the First Lien Principal Obligations exceeds the Maximum First Lien Debt, (c) after the occurrence of a First Lien Default (which shall not have been cured or waived) if at such time the First Lien Agent shall be in breach of any material term or provision of this Agreement and such breach shall not have been cured within five (5) Business Days of the date of receipt of written notice of such breach from the Second Lien Agent, (d) the Borrower shall have failed to deliver the Borrowing Base Report required pursuant to Section 8.4 of the First Lien Credit Agreement (as in effect on the date hereof) for three (3) consecutive Business Days, (e) the occurrence of a Second Lien Payment Block Event, and (f) the Borrower shall fail to pay current pay interest on the Second Lien Debt as and when due in accordance with the Second Lien Debt Documents.

     "SECOND LIEN AGENT" shall mean PWJ Lending LLC, a Delaware limited liability company, as Second Lien Agent for the Second Lien Lenders, or any other Person appointed by the holders of the Second Lien Debt as agent for purposes of the Second Lien Debt Documents and this Agreement.

     "SECOND LIEN DEBT" shall mean all obligations, liabilities and indebtedness of every nature of each Credit Party from time to time owed to Second Lien Agent or any Second Lien Lender under the Second Lien Debt Documents, including, without limitation, the principal amount of all debts, claims and indebtedness, accrued and unpaid interest, including capitalized interest, accruing thereon (including, without limitation, interest accruing after the commencement of a Proceeding, without regard to whether or not such interest is an allowed claim and all fees (including without limitation the Exit Fee under the Second Lien Debt Documents), costs and expenses, whether primary, secondary, direct, contingent, fixed or otherwise, heretofore, now and from time to time hereafter owing, due or payable, whether before or after the filing of a Proceeding under the Bankruptcy Code.

     "SECOND LIEN DEBT DOCUMENTS" shall mean the Second Lien Credit Agreement, the Second Lien Guaranty, any other guaranty with respect to the Second Lien Debt, each other Second Lien Security Document and all other documents, agreements and instruments now existing or hereinafter entered into evidencing or pertaining to all or any portion of the Second Lien Debt.

     "SECOND LIEN DEFAULT NOTICE" shall mean a written notice from Second Lien Agent to First Lien Agent pursuant to which First Lien Agent is notified of the occurrence of a Second Lien Actionable Default, which notice incorporates a reasonably detailed description of such Second Lien Actionable Default and states that such notice is a "Second Lien Default Notice" for purposes of this Agreement.

     "SECOND LIEN LENDER PARTIES" shall mean the Second Lien Agent and each of the Second Lien Lenders.

     "SECOND  LIEN  LENDERS"  shall  mean  holders  of  the  Second  Lien  Debt.

     "SECOND LIEN PAYMENT BLOCK EVENT" shall mean the occurrence of the Maturity Date (as defined in the Second Lien Credit Agreement).

     "SECOND LIEN SECURITY DOCUMENTS" shall mean any agreement, document or instrument executed concurrently with the Second Lien Credit Agreement or at any time hereafter pursuant to which one or more Credit Parties or any other Person either (i) guarantees payment or performance of all or any portion of the Second Lien Debt and/or (ii) provides, as security for all or any portion of the Second Lien Debt, a Lien on any of its Property in favor of the Second Lien Agent, for the benefit of the Second Lien Lenders and itself, as any or all of the same may be amended, supplemented, restated or otherwise modified from time to time.

     2. LIEN SUBORDINATION.

          2.1. SUBORDINATION OF LIENS SECURING SECOND LIEN DEBT TO LIENS SECURING FIRST LIEN DEBT. Each Credit Party, each First Lien Lender Party and each Second Lien Lender Party hereby acknowledge and agree that, notwithstanding the time, date, manner or order of grant, attachment or perfection of the Liens on all or any part of the Collateral granted to the First Lien Agent or the Second Lien Agent, as the case may be, (i) all Liens granted on all or any part of the Collateral pursuant to the First Lien Security Documents to the First Lien Agent for the benefit of the First Lien Lender Parties shall be a "first" prior, senior and continuing Lien on all such Collateral to the extent of the First Lien Debt, and (ii) all Liens granted on all or any part of the Collateral pursuant to the Second Lien Security Documents to any Second Lien Lender Party, regardless of when or how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall be in all respects and for all purposes subject to, junior to and subordinate to all Liens on all or any part of the Collateral in favor of any First Lien Lender Party, to the extent of the First Lien Debt, on the terms and conditions set forth in this Agreement.

          2.2. LIQUIDATION, DISSOLUTION, BANKRUPTCY. The provisions of this Agreement will be applicable both before and after the commencement of any Proceeding involving any Credit Party and all references herein to any Credit Party shall be deemed to apply to the trustee for such Credit Party and such Credit Party as a debtor-in-possession. The relative rights of the First Lien Parties and the Second Lien Parties as set forth in this Agreement in or to any distributions in respect of the Collateral shall continue after the filing of any Proceeding on the same basis as prior to the date of such filing. In the event of any Proceeding involving any Credit Party:

               (a) Except as otherwise specifically permitted in this Agreement, until the First Lien Debt shall have been Paid in Full, the Second Lien Agent and each Second Lien Lender shall not assert, without the prior written consent of the First Lien Agent, any claim, motion, objection or argument in respect of all or any part of the Collateral in connection with such Proceeding which could otherwise be asserted or raised in connection with such Proceeding by such Second Lien Lender Party as a secured creditor of any Credit Party. Without limiting the generality of the foregoing, the Second Lien Agent, for itself and each Second Lien Lender, agrees that they will (i) not object to or oppose (or support any other Person in objecting to or opposing) any sale or other disposition of all or any part of the Collateral free and clear of Liens or other claims of the Second Lien Agent and each Second Lien Lender under Section 363 of the Bankruptcy Code, under any plan of reorganization or liquidation, or any other provision of the Bankruptcy Code or any other law applicable to such Proceeding if the requisite number of First Lien Lender Parties under the First Lien Debt Documents have consented to such sale or disposition, (ii) subject to Section 2.11 hereof, not challenge (or support any other Person in challenging) any use of cash collateral or debtor-in-possession financing consented to or provided by any First Lien Lender Parties (whether consented to or provided by the First Lien Lender Parties, a "DIP FINANCING") it being agreed by each Second Lien Lender Party that such DIP Financing shall be on such terms and conditions and in such amounts as such First Lien Lender Parties, in their sole discretion, may decide and, in connection therewith, any Credit Party may grant to such participating First Lien Lender Parties (or any agent or representative thereof) Liens upon all of the Property of such Credit Party, which Liens (A) shall secure payment of all Bank Group Debt whether such Bank Group Debt arose prior to the commencement of such Proceeding or at any time thereafter and all other financing provided by any First Lien Lender Parties during the Proceeding (provided that, to the extent that such Liens secure Bank Group Debt which arose prior to the commencement of such Proceeding, such Liens shall also secure the Second Lien Debt, subject to the conditions and terms set forth herein) and (B) shall be superior in priority to the liens and security interests, if any, in favor of Second Lien Agent for the benefit of the Second Lien Lender Parties on the Property of such Credit Party on the same terms and conditions as provided herein; PROVIDED, HOWEVER that in connection with any such use of cash collateral or DIP Financing, the Second Lien Lender Parties shall have received as adequate protection of their interests a replacement Lien in post-petition assets of the Credit Parties which shall be junior and subordinate to all Liens granted pursuant to such consent to use cash collateral or DIP Financing with the same priorities afforded the Liens granted to the Second Lien Agent pursuant to this Agreement; (iii) not to assert (or support any other Person in asserting) any right they may have to "adequate protection" of its interest in any Collateral in any Proceeding beyond that accorded in clause (ii) hereof, (iv) turn over to the First Lien Agent for the pro rata benefit of the First Lien Lender Parties any "adequate protection" of their interest in any Collateral that they receive in any Proceeding for application to the First

          Lien Debt owed to the First Lien Lender Parties, and (v) not seek to have the automatic stay of Section 362 of the Bankruptcy Code lifted or modified with respect to any Collateral, to appoint a trustee or examiner under Section 1104 of the Bankruptcy Code or to convert or dismiss (or support any other Person in converting or dismissing) such Proceeding under Section 1112 of the Bankruptcy Code, in each case without the prior written consent of the First Lien Agent; PROVIDED, THAT, in the case of this CLAUSE (V), if the First Lien Lender Parties seek such aforementioned relief, the Second Lien Lender Parties hereby irrevocably consents thereto and shall join in any such motion or application seeking such relief if requested by the First Lien Agent. The Second Lien Agent, for each Second Lien Lender Party, waives any claim they may now or hereafter have arising out of the election of the First Lien Lender Parties, in any Proceeding instituted under the Bankruptcy Code, of the application of Section 1111(b) of the Bankruptcy Code. The Second Lien Agent shall be permitted to participate on any creditor's committee; provided, that the Second Lien Agent or any other Person participating on such creditor's committee shall not directly or indirectly take any action or vote in any manner that would be in violation of this Agreement or inconsistent with or result in a breach of this Agreement, including without limitation, the provisions of Section 2.7.

               (b) Except as otherwise expressly set forth herein, the First Lien Agent shall have the exclusive right to file proofs of claim and other pleadings and motions with respect to any Collateral in any Proceeding. Subject to the limitations set forth in this Agreement, the First Lien Agent may (but shall have no obligation or duty to) file appropriate proofs of claim and other pleadings and motions with respect to any Second Lien Debt in any Proceeding if and to the extent a proper proof of claim with respect to such Second Lien Debt has not been filed by the Second Lien Agent for and on behalf of the Second Lien Lender Parties in the form required in such Proceeding at least ten (10) days prior to the expiration of the time for filing thereof. In furtherance of the foregoing, the Second Lien Agent, for each Second Lien Lender Party, hereby appoints the First Lien Agent as their attorney-in-fact, with full authority in the place and stead of such Second Lien Lender Party and full power of substitution and in the name of such Second Lien Lender Party or otherwise, to execute, file and deliver any document or instrument that the First Lien Agent is required or permitted to file or deliver pursuant to this SECTION 2.2(B), such appointment being coupled with an interest and irrevocable.

               (c) The Second Lien Agent shall execute and deliver to the First Lien Agent all such agreements, instruments and other documents confirming the above authorizations and all such proofs of claim, assignments of claim and other instruments and documentation, and shall take all such other action as may be reasonably requested by the First Lien Agent to enforce such claims and carry out the intent of this SECTION 2.2.

               (d) The First Lien Debt shall continue to be treated as the First Lien Debt is to be treated under this Agreement and the provisions of this Agreement shall continue to govern the relative rights and priorities of the First Lien Lender Parties and the Second Lien Lender Parties even if all or part of the First Lien Debt or the Liens securing same are subordinated, set aside, avoided, invalidated or disallowed in connection with any Proceeding or otherwise.

               (e) To the extent that any First Lien Lender Party receives payments (whether in cash, Property or securities) on the Bank Group Debt or proceeds of Collateral which are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then, to the extent of such payment or proceeds received, the Bank Group Debt, or part thereof, intended to be satisfied shall be revived and continue in full force and effect as if such payments or proceeds had not been received by such First Lien Lender Party.

               (f) The Second Lien Agent shall be entitled to (i) file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any Person objecting to or otherwise seeking the disallowance of the claims of the Second Lien Agent, including without limitation any claims secured by the Collateral, if any, (ii) file any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of the Credit Parties arising under either the Bankruptcy Code or applicable non-bankruptcy law, and (iii) file any proof of claim and other filings and make any arguments and motions that are, in each case, in accordance with the terms of this Agreement and necessary to preserve their rights, in accordance with the terms of this Agreement, with respect to the Second Lien Debt and the Collateral; PROVIDED, THAT notice of intent to take any such action shall be given by the Second Lien Agent to the First Lien Agent not less than the earlier of (x) five (5) Business Days prior to the taking of such action and (y) five (5) Business Days before the deadline under any applicable law or rule or any order of any applicable court in which to file any such claim, filing, pleading, objection, motion or agreement, as the case may be; and provided further that nothing contained in this Section 2.2(f) shall limit, modify, affect, or impair the Second Lien Agent's obligation not to directly or indirectly take any action in any manner that would be in violation of this Agreement or inconsistent with or result in a breach of this Agreement, including without limitation, the provisions of
          Section 2.7.

          2.3. LIEN ENFORCEMENT PROVISIONS.

          The First Lien Lender Parties shall have the exclusive right, prior to the Payment in Full of all First Lien Debt, to direct the enforcement by the Second Lien Lender Parties of all of their rights and remedies with respect to all or any part of the Second Lien Debt or the Collateral, (i) by judicial proceedings for the enforcement of the Liens created under the Second Lien Security Documents, (ii) by the sale of the Collateral or any part thereof, (iii) otherwise by the exercise of the power of entry or sale conferred by the Second Lien Debt Documents, or (iv) by taking any other Enforcement Action against, or exercising any other rights or remedies with respect to, all or any part of the Collateral; PROVIDED, THAT upon the Payment in Full of all First Lien Debt, the Second Lien Agent may exercise the rights or remedies specified in this SECTION 2.3 and in the Second Lien Security Documents. Except as the same pertains to the Collateral or as otherwise expressly prohibited by this Agreement, the Second Lien Agent may exercise any right or power, enforce any remedy, give any direction, consent or waiver or make any determination, under or in respect of any provision of any Second Lien Debt Document. Notwithstanding the foregoing, subject at all times to the provisions of SECTION 2.1 and SECTION 2.9 of this Agreement, if a Second Lien Actionable Default shall have occurred and be continuing, the Second Lien Lender Parties may take any Enforcement Action under the Second Lien Debt Documents, including, without limitation, any Enforcement Action with respect to all or any part of the Collateral, after the passage of thirty (30) days from the date of delivery of a Second Lien Default Notice to the First Lien Agent (to the extent that such Second Lien Actionable Default described therein shall not have been cured or waived within such period), PROVIDED that no Enforcement Action may be taken by any Second Lien Lender Party at any time if an Enforcement Event has occurred and is continuing, PROVIDED FURTHER, THAT such ninety (90) day period shall be tolled for any period during which the First Lien Lender Parties and Second Lien Lender Parties are prevented by applicable law from exercising their default and enforcement rights and remedies against all or any part of the Collateral; and PROVIDED, FURTHER, THAT if following the acceleration of the First Lien Debt by any First Lien Lender Party such acceleration is rescinded (whether or not any other existing "Event of Default" (as such term is defined in the First Lien Credit Agreement) has been cured or waived), then all Enforcement Actions taken by the Second Lien Lender Parties shall likewise be rescinded if such Enforcement Action by the Second Line Lender Parties is based solely on the acceleration of the First Lien Debt.

          2.4. RELEASE OF LIENS. In the event that all or any part of the Collateral is sold, transferred or otherwise disposed of by any Credit Party or a trustee of any Credit Party or the Collateral (including, without limitation, under any plan of liquidation or reorganization), acting with the consent of the First Lien Lender Parties, or by the First Lien Lender Parties, in each case pursuant to the terms of the First Lien Debt Documents:

               (a) prior to the commencement of a Proceeding (whether or not a Default or Event of Default (each as defined in the First Lien Credit Agreement) has occurred), in any sale or other disposition of assets so long as the proceeds (net of transaction costs, including without limitation any fees paid to any broker or investment banker) received by the Credit Parties from any such sale or other disposition of assets (other than sales or dispositions in the ordinary course of business) are used to permanently reduce the amount that the Credit Parties are permitted to borrow under the First Lien Credit Agreement, as determined by the First Lien Lender Parties, through the establishment of reserves against the Borrowing Base in an amount equal to the total proceeds (net of transaction costs, including without limitation any fees paid to any broker or investment banker) received by the Credit Parties minus the amount by which the Borrowing Base was reduced (if any) in connection with such sale or other disposition (the "ASSET SALE REVOLVER RESERVE"); or

               (b) following the commencement of a Proceeding, in connection with:

                    (i) the entry of an order by a bankruptcy court  authorizing the sale, transfer or other disposition of all or substantially all of the Collateral of any Credit Party; or

                    (ii) the occurrence of any Enforcement Event;

          then, in any such case, concurrently upon the release of any Liens of the First Lien Lender Parties with respect to such Collateral, the Liens of the Second Lien Lender Parties on such Collateral shall be automatically released and terminated, without any action by or notice to the Second Lien Lender Parties required hereunder, and the First Lien Agent shall be authorized by the Second Lien Agent on behalf of the Second Lien Lender Parties (and is hereby authorized and directed by the Second Lien Agent on behalf of the Second Lien Lender Parties) to file UCC termination statements or any other documents or instruments to terminate the Second Lien Agent's Lien on such Collateral to evidence such automatic release and termination. The Second Lien Agent agrees that no further act or documentation shall be necessary to evidence the release and termination by the Second Lien Agent of such Lien, PROVIDED THAT, such Second Lien Agent shall promptly execute and deliver to the First Lien Agent such releases and terminations as the First Lien Agent shall reasonably request to evidence such automatic release and termination of the Liens of Second Lien Agent on such Collateral. In furtherance of the foregoing, the Second Lien Agent, on behalf of the Second Lien Lender Parties, hereby irrevocably appoints First Lien Agent their attorney-in-fact, with full authority in the place and stead of such Second Lien Lender Party and in the name of such Second Lien Lender Party or otherwise, to execute and deliver any document or instrument which such Second Lien Lender Party may be required to deliver pursuant to this SECTION 2.4.

          2.5. FIRST LIEN AGENT'S ACTIONS WITH RESPECT TO THE COLLATERAL. Subject to Section 2.2(f) as the following may relate to a Proceeding, in furtherance and not in limitation of the other terms and provisions of this Agreement, each of the Second Lien Lender Parties agrees that (i) it will not take any action (or support any other Person in taking any action) that would hinder, delay, limit or prohibit any exercise of rights and remedies by any of the First Lien Lender Parties under or pursuant to the First Lien Debt Documents to the extent permitted thereunder and hereunder, including, without limitation, any collection, sale, lease, exchange, transfer or other disposition of the Collateral, whether by foreclosure or otherwise, or that would limit, invalidate, avoid or set aside any Lien or First Lien Security Document or subordinate the priority of the First Lien Debt to the Second Lien Debt or grant the Liens securing the Second Lien Debt equal ranking to the Liens securing the First Lien Debt and (ii) it hereby waives any and all rights it or the other Second Lien Lender Parties may have as a junior lien creditor or otherwise (whether arising under the Uniform Commercial Code or under any other law) to object to the manner in which the First Lien Lender Parties seek to enforce or collect the Bank Group Debt or the Liens granted in any of the Collateral, regardless of whether any action or failure to act by or on behalf of the First Lien Lender Parties is adverse to the interests of any Second Lien Lender Party. Furthermore, and without limiting any other provision of any First Lien Debt Document, so long as the Payment in Full of all First Lien Debt has not occurred, in no event shall any Second Lien Lender Party (i) contest, protest or object to any Enforcement Event, any Sale Event, or any other action brought by or consented to by any First Lien Lender Party or any other exercise by a First Lien Lender Party of any rights and remedies relating to the Collateral under the First Lien Security Documents or otherwise or (ii) object to the forbearance by the First Lien Lender Parties from bringing or pursuing any Enforcement Action, any Sale Event, or any other action or any other exercise of any rights or remedies relating to the Collateral, in each case so long as such action or inaction does not constitute a breach of the obligations of the First Lien Lender Parties under this Agreement and the respective interests of such Second Lien Lender Party attach to the proceeds(net of transaction costs, including without limitation any fees paid to any broker or investment banker) thereof subject to the relative priorities set forth in this Agreement. In exercising rights and remedies with respect to the Collateral, the First Lien Lender Parties may enforce the provisions of the First Lien Debt Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in the exercise of their sole discretion. Such exercise and enforcement shall include the rights of an agent appointed by them to sell or otherwise dispose of Collateral upon foreclosure, to incur expenses in connection with such sale or disposition, and to exercise all the rights and remedies of a secured creditor under the Uniform Commercial Code of any applicable jurisdiction or any other applicable law and of a secured creditor under the Bankruptcy Code or any jurisdiction pursuant to which a Proceeding is then being conducted.

          2.6. TURNOVER PROVISIONS. In the event that any proceeds of Collateral are received by any Second Lien Lender Party at a time when such payment is not expressly permitted by the terms of this Agreement, any such proceeds shall not be commingled with any of the assets of any Second Lien Lender Party, shall be received and held in trust for the benefit of the First Lien Lender Parties and shall be promptly paid over to the First Lien Agent, for the benefit of the First Lien Lender Parties, or delivered in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct, to the extent necessary to make Payment in Full of all First Lien Debt in accordance with its terms. In the event that any Second Lien Lender Party fails to provide any endorsement, as contemplated by the immediately preceding sentence, the First Lien Agent, or any of its officers or employees, is hereby irrevocably authorized to make the same (which authorization, being coupled with an interest, is irrevocable). After the Payment in Full of all First Lien Debt, any remaining proceeds of Collateral shall be delivered to the Second Lien Agent for application to the Second Lien Debt in accordance with the Second Lien Debt Documents, except as otherwise required pursuant to applicable law.

          2.7. AGREEMENT NOT TO CONTEST. Each of the First Lien Lender Parties and each of the Second Lien Lender Parties hereby agrees not to, directly or indirectly, whether in connection with a Proceeding or otherwise, take any action or vote in any way that would be in violation of, or inconsistent with, or result in a breach of, this Agreement or challenge or contest (i) the payment terms, validity, perfection, priority or enforceability of any Bank Group Debt or Second Lien Debt or the Lien held by the First Lien Agent, for the benefit of the First Lien Lender Parties, or the Lien held by the Second Lien Agent, for the benefit of the Second Lien Lender Parties, to secure the payment, performance or observance of all or any part of the Bank Group Debt or the Second Lien Debt, (ii) the rights of the First Lien Lender Parties or the Second Lien Lender Parties set forth in any of the First Lien Debt Documents or Second Lien Debt
     Documents, respectively, with respect to any such Lien, or (iii) the validity or enforceability of any of the First Lien Debt Documents or any of the Second Lien Debt Documents; PROVIDED THAT nothing in this SECTION
     2.7 is intended or shall be deemed or construed to limit in any way the ability of the parties hereto to enforce all of the terms and provisions of this Agreement.

          2.8. SALE, TRANSFER OR OTHER DISPOSITION OF SECOND LIEN DEBT.

               (a) No First Lien Lender Party or Second Lien Lender Party shall sell, assign, pledge, dispose of or otherwise transfer all or any portion of the Bank Group Debt or any First Lien Debt Document or Second Lien Debt or any Second Lien Debt Document, as the case may be:
          (i) without giving prior written notice of such action to the First Lien Agent or the Second Lien Agent, respectively, and (ii) unless, concurrently with the consummation of any such action, the transferee thereof shall agree to be bound by this Agreement.

               (b) Notwithstanding the failure of any transferee to execute or deliver an agreement substantially identical to this Agreement (or joinder to this to this Agreement), the subordination effected hereby shall survive any sale, assignment, pledge, disposition or other transfer of all or any portion of the Second Lien Debt, and the terms of this Agreement shall be binding upon the successors and assigns of any Second Lien Lender Party, as provided in SECTION 13 hereof.

               (c) The Credit Parties shall not refinance the Second Lien Debt, or otherwise prepay the Second Lien Debt in violation of the terms of the First Lien Credit Agreement, and the Second Lien Lender Parties shall not accept any such prepayment, unless (i) the terms and conditions of such refinancing documentation are acceptable to First Lien Agent and (ii) the lenders thereunder and the Credit Parties have executed and delivered to First Lien Agent an agreement substantially similar to this Agreement.

          2.9. APPLICATION OF PROCEEDS FROM SALE OR OTHER DISPOSITION OF THE COLLATERAL.

               (a) Prior to a First Lien Default, to the extent required under the First Lien Documents, all proceeds of dispositions of Collateral, insurance proceeds in connection with a casualty event and condemnation awards with respect to any Collateral shall be applied to the Bank Group Debt.

               (b) After the occurrence and during the continuance of a First Lien Default and/or a Second Lien Payment Block Event, all proceeds of Collateral collected by any First Lien Lender Party or any Second Lien Lender Party, shall, in each case, be applied as follows: FIRST, Payment in Full of the First Lien Debt; SECOND, payment in full in cash of the Second Lien Debt; and THIRD, to any Excluded First Lien Debt; provided that, notwithstanding the occurrence of a Second Lien Payment Block Event, proceeds of the Secured Convertible Notes (as defined in the Second Lien Credit Agreement) or proceeds of another equity transaction, may be used to repay the Second Lien Debt. Any balance remaining shall be delivered to the Credit Parties or to whomever may be lawfully entitled to receive such balance or as a court of competent jurisdiction may direct. Each Credit Party acknowledges the foregoing application of proceeds and agrees to same. In carrying out the foregoing, (a) amounts received shall be applied in the numerical order provided until exhausted prior to the application to the next succeeding category and (b) each of the Persons entitled to receive a payment in any particular category shall receive an amount equal to its pro rata share of amounts available to be applied pursuant thereto.

          2.10. LEGENDS. Until the termination of this Agreement in accordance with SECTION 20 hereof, each Second Lien Lender Party will cause to be clearly, conspicuously and prominently inserted in the Second Lien Credit Agreement and any other Second Lien Debt Document that grants a Lien or evidences the Second Lien Debt, as well as any renewals or replacements thereof, the following legend in substantially the form hereof:

          "The liens and security interests securing the indebtedness and other obligations incurred or arising under or evidenced by this instrument and the rights and obligations evidenced hereby with respect to such liens are subordinate in the manner and to the extent set forth in that certain Intercreditor and Lien Subordination Agreement (as the same may be amended or otherwise modified from time to time pursuant to the terms thereof, the "SUBORDINATION AGREEMENT") dated as of October 3, 2005 among PWJ Lending LLC, a limited liability company organized under the laws of Delaware ("SECOND LIEN AGENT"), Whitehall Jewellers, Inc., a Delaware corporation (the "Borrower"), LaSalle Bank National Association, as Administrative Agent and Collateral Agent ("FIRST LIEN AGENT"), under the First Lien Credit Agreement hereinafter described to the liens and security interests securing indebtedness (including interest) owed by the Borrower pursuant to that certain Second Amended and Restated Revolving Credit and Gold Consignment Agreement dated as of July 29, 2003, as amended by that certain First Amendment to Second Amended and Restated Revolving Credit and Gold Consignment Agreement dated as of March 23, 2004, that certain Second Amendment to Second Amended and Restated Revolving Credit and Gold Consignment Agreement dated as of January 31, 2005, that certain Third Amendment to Second Amended and Restated Revolving Credit and Gold Consignment Agreement dated as of April 6, 2005, and that certain Waiver, Consent, and Fourth Amendment to Second Amended and Restated Revolving Credit and Gold Consignment Agreement dated as of October 3, 2005 (collectively, the "FIRST LIEN CREDIT AGREEMENT") among the Borrower, First Lien Agent, the lenders from time to time party thereto, and certain guarantees of the indebtedness evidenced thereby, as such First Lien Credit Agreement and such guarantees have been and hereafter may be amended, restated, supplemented or otherwise modified from time to time as permitted under the Subordination Agreement and to the liens and security interests securing indebtedness refinancing the indebtedness under such agreements as permitted by the Subordination Agreement; and each holder of this instrument, by its acceptance hereof, irrevocably agrees to be bound by the provisions of the Subordination Agreement."

          2.11. ANTILAYERING. The First Lien Agent, on behalf of the First Lien Lender Parties, hereby agrees not to create any indebtedness under the First Lien Debt Documents or create or consent to any DIP Financing (collectively, "NEW DEBT") (whether entered into before or after the commencement of a Proceeding) unless such New Debt constitutes either First Lien Debt or Excluded First Lien Debt.

     3. MODIFICATIONS.

          3.1. MODIFICATIONS TO FIRST LIEN DEBT DOCUMENTS. The First Lien Lender Parties may at any time and from time to time without the consent of or notice to any Second Lien Lender Party, without incurring liability to any Second Lien Lender Party and without impairing or releasing the obligations of any

     Second Lien Lender Party under this Agreement, change the manner or place of payment or extend the time of payment of or renew or alter any of the terms of the Bank Group Debt, or amend or otherwise modify in any manner any of the First Lien Debt Documents; PROVIDED THAT the First Lien Lender Parties shall not (a) increase any applicable interest rate with respect to the Bank Group Debt by more than 200 basis points, except in connection with (i) the imposition of a default rate of interest in accordance with the terms of the First Lien Debt Documents or (ii) as expressly contemplated by the definitions of the terms "Base Rate" and "LIBOR Rate", respectively, in each case as set forth in the First Lien Debt Documents as in effect on the date hereof; or (b) a release of any Asset Sale Reserve or Insurance Reserve.

          3.2. MODIFICATIONS TO SECOND LIEN DEBT DOCUMENTS. Until the First Lien Debt has been Paid in Full, and notwithstanding anything to the contrary contained in the Second Lien Debt Documents, the Second Lien Lender Parties shall not, without the prior written consent of First Lien Agent, agree to any amendment, modification or supplement to the Second Lien Debt Documents the effect of which is to (i) increase the maximum principal amount of the Second Lien Debt (other than as a result of the capitalization of interest) or rate of interest or paid in kind nature of interest on any of the Second Lien Debt, (ii) change the dates upon which payments of principal or interest on the Second Lien Debt are due, except in connection with the imposition of the default rate of interest in accordance with the Second Lien Debt Documents as in effect on the date hereof; PROVIDED, HOWEVER that the maturity date of the Second Lien Debt may be extended through and until January 31, 2006, (iii) change or add any event of default or any covenant with respect to the Second Lien Debt, (iv) change any redemption or prepayment provisions of the Second Lien Debt, (v) subordinate the Second Lien Debt to any other indebtedness, (vi) take any Liens on any Property of any Credit Party unless the same has been offered in writing to the First Lien Agent for the benefit of the First Lien Lender Parties or (vii) change or amend any other term of the Second Lien Debt Documents if such change or amendment would result in a First Lien Default, increase the obligations of any Credit Party or confer additional material rights on any Second Lien Lender Party or any other holder of the Second Lien Debt in a manner adverse in any material respect to any Credit Party or any of the First Lien Lender Parties.

          3.3. WAIVER OF EVENTS OF DEFAULT. Until the First Lien Debt has been Paid in Full, and notwithstanding anything to the contrary contained in the Second Lien Debt Documents, the Second Lien Agent, on behalf of the Second Lien Lender Parties, hereby agrees to waive any "Event of Default" contained or arising under the Second Lien Debt Documents to the extent that the First Lien Lender Parties shall have waived any counterpart "Event of Default" contained or arising under the First Lien Debt Documents; PROVIDED, HOWEVER that the Second Lien Lender Parties shall not, as a result of this SECTION 3.3 (a) be obligated to waive an event of default arising under clauses (a) through (c) of the definition of "Second Lien Actionable Default" or (b) be deemed to have waived the imposition of the default rate of interest set forth in the Second Lien Debt

     Documents (as in effect on the date hereof) which would arise but for the foregoing waiver provisions of this SECTION 3.3.

     4. WAIVER OF CERTAIN RIGHTS BY THE SECOND LIEN LENDER PARTIES

          4.1. ACCEPTANCE. The Second Lien Agent, on behalf of the Second Lien Lender Parties, hereby waives all notice of the acceptance by First Lien Lender Parties of the lien subordination and other provisions of this Agreement and all the notices not specifically required pursuant to the terms of this Agreement or under the Uniform Commercial Code or other applicable law in connection with foreclosure on or sale of all or any portion of the Collateral, and the Second Lien Agent expressly consents to the reliance by the First Lien Lender Parties upon the subordination and other agreements as herein provided.

          4.2. MARSHALING.

               (a) The Second Lien Agent, on behalf of the Second Lien Lender Parties, hereby waives any rights it may have under applicable law to assert the doctrine of marshaling or to otherwise require the First Lien Agent or any other First Lien Lender Party to marshal any Property of any Credit Party for the benefit of any Second Lien Lender Party. The Second Lien Agent, on behalf of the Second Lien Lender Parties, further waives any right to demand, request, plead or otherwise assert or otherwise claim the benefit of any appraisal, valuation or other similar right that may otherwise be available under applicable law with respect to the Collateral or any other similar rights a junior creditor may have under applicable law.

               (b) The Second Lien Agent, on behalf of the Second Lien Lender Parties, agrees that no First Lien Lender Party shall have any liability to any Second Lien Lender Party, and such Second Lien Lender Party hereby waives any claims against any First Lien Lender Party, arising out of any and all actions which any First Lien Lender Party may take or permit or omit to take with respect to (i) the First Lien Debt Documents, (ii) the collection of the Bank Group Debt or (iii) the foreclosure upon, or sale, liquidation or other disposition or realization of, any Collateral, in each case, except for gross negligence or willful misconduct as determined pursuant to a final non-appealable order of a court of competent jurisdiction. The Second Lien Agent, on behalf of the Second Lien Lender Parties, agrees that no First Lien Lender Party shall have any duty, express or implied, fiduciary or otherwise, to it in respect of the maintenance or preservation of any Collateral, any Second Lien Debt or otherwise. The First Lien Agent, on behalf of the First Lien Lender Parties, agrees that no Second Lien Lender Party shall have any duty, express or implied, fiduciary or otherwise, to it in respect of the maintenance or preservation of any Collateral, any Bank Group Debt or otherwise. No First Lien Lender Party, no Second Lien Lender Party nor any of their respective directors, officers, employees or agents will be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so, or will be under any obligation to sell or otherwise dispose of any Collateral upon the request of a Credit Party, any First Lien Lender Party, any Second Lien Lender Party or any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof.

     5. REPRESENTATIONS AND WARRANTIES.

          5.1. REPRESENTATIONS AND WARRANTIES OF SECOND LIEN AGENT. To induce First Lien Agent to execute and deliver this Agreement, the Second Lien Agent hereby represents and warrants to First Lien Agent that as of the date hereof: (a) the Second Lien Agent is an entity duly formed and validly existing under the laws of Delaware; (b) the Second Lien Agent has the power and authority to enter into, execute, deliver and carry out the terms of this Agreement, all of which have been duly authorized by all proper and necessary action; (c) the execution of this Agreement by the Second Lien Agent will not violate or conflict with the organizational documents of the Second Lien Agent, any material agreement binding upon the Second Lien Agent or any law, regulation or order or require any consent or approval which has not been obtained; (d) this Agreement is the legal, valid and binding obligation of the Second Lien Agent, enforceable against the Second Lien Agent, in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by equitable principles; and (e) the Second Lien Agent is the sole owner, beneficially and of record, of its portion of the Second Lien Debt Documents and the Second Lien Debt.

          5.2. REPRESENTATIONS AND WARRANTIES OF FIRST LIEN AGENT. To induce the Second Lien Agent to execute and deliver this Agreement, First Lien Agent hereby represents and warrants to the Second Lien Agent that as of the date hereof: (a) First Lien Agent is a national bank duly formed and validly existing under the laws of the United States of America; (b) First Lien Agent has the power and authority to enter into, execute, deliver and carry out the terms of this Agreement, all of which have been duly authorized by all proper and necessary action; (c) the execution of this Agreement by First Lien Agent will not violate or conflict with the organizational documents of First Lien Agent, any material agreement binding upon First Lien Agent or any law, regulation or order or require any consent or approval which has not been obtained; and (d) this Agreement is the legal, valid and binding obligation of First Lien Agent, enforceable against First Lien Agent in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally or by equitable principles.

     6. NO NEW LIEN. Each of the First Lien Lender Parties, each of the Second Lien Lender Parties and each Credit Party hereby agrees that no Credit Party shall, or shall permit its Subsidiaries to, grant or permit any Lien, or take any action to perfect a Lien, on any Property to secure any of the Bank Group
Debt or the Second Lien Debt unless such Lien is granted to each of the First Lien Agent, for the benefit of the First Lien Lender Parties, and the Second Lien Agent, for the benefit of the Second Lien Lender Parties, respectively; provided that nothing in this Section 6 shall limit the rights of (i) the First Lien Lender Parties from holding cash collateral pursuant to the terms of the First Lien Debt Documents and exercising their rights and remedies against such cash collateral, or (ii) the First Lien Lender Parties from exercising customary rights of setoff against accounts maintained with such Person, in each case pursuant to the terms and provisions of the First Lien Debt Documents. In addition, the Second Lien Lender Parties shall not be permitted to restrict, in any manner, a Credit Party from granting a Lien on any Property for the benefit of the First Lien Lenders.

     7. INSURANCE PROCEEDS. Until the Payment in Full of all First Lien Debt, the First Lien Agent shall have the sole and exclusive right, as against the Second Lien Lender Parties, to adjust settlement of insurance claims in the event of any covered loss (including, without limitation, any theft or destruction of any or any part of such Collateral) or condemnation awards in the event of a condemnation or to permit the Credit Parties to reinvest any insurance proceeds in replacement assets; PROVIDED, HOWEVER that following any Enforcement Event, the First Lien Agent shall establish reserves against the Borrowing Base in an amount of such proceeds (the "INSURANCE RESERVE"). At the request of the First Lien Agent, the Second Lien Lender Parties shall cooperate in a reasonable manner in effecting the payment of insurance proceeds and condemnation awards to the First Lien Lender Parties. In the event the First Lien Lender Parties, in their discretion or pursuant to any agreement with any Credit Party, permit such Credit Party to utilize the proceeds of insurance or condemnation award to replace Collateral, the consent of the First Lien Lender Parties shall be deemed to include the consent of each Second Lien Lender Party.

     8. SECOND LIEN LENDER PARTY PURCHASE OPTION.

               (a) Notwithstanding anything herein to the contrary, (i) at least two (2) Business Days' prior to the commencement of any Enforcement Action by any First Lien Lender Party constituting a foreclosure (including a sale under the Uniform Commercial Code) of all or any material portion of the Collateral or consent by any First Lien Lender Party to any other Enforcement Event, (ii) at least five (5) Business Days prior to a proposed sale or other disposition of Collateral in an amount to exceed $20,000,000.00 in the aggregate from the date hereof (but excluding any such sales or other disposition of Collateral conducted in connection with or as a result of store closures permitted under the First Lien Credit Agreement) or (iii) in the event three (3) consecutive Business Days have elapsed during which time First Lien Lenders with a Revolving Loan Credit Commitment (as defined in the First Lien Credit Agreement) have failed to advance Revolving Credit Loans (as defined in the First

          Lien Credit Agreement) following the Borrower's request therefor as a result of a failure to satisfy the conditions precedent thereto, the First Lien Agent shall provide the Second Lien Agent with written notice thereof (a "PURCHASE OPTION NOTICE") and afford the Second Lien Agent the opportunity to purchase all, but not less than all, of the First Lien Debt pursuant to this SECTION 8. The Purchase Option Notice will indicate the aggregate amount of First Lien Debt then outstanding.

               (b) The Second Lien Agent shall have five (5) Business Days after receipt of such Purchase Option Notice to notify the First Lien Agent of its intention to exercise its option to purchase the First Lien Debt pursuant to this SECTION 8. If no such notice is received from a Second Lien Agent within such five (5) Business Day period, the option granted pursuant to this SECTION 8 to the Second Lien Agent to purchase the First Lien Debt shall irrevocably expire and such Second Lien Lender Party shall have no further rights under this SECTION 8 except if the Sale Event or such Enforcement Event is not commenced or, if commenced, is permanently terminated, in which event the option contained herein continue until a subsequent Purchase Option Notice is issued by First Lien Agent.

               (c) If a Second Lien Agent delivers notice to the First Lien Agent that it or any Second Lien Lender Party is exercising its option to purchase the First Lien Debt pursuant to this SECTION 8, such notice delivered to the First Lien Agent shall be irrevocable and such holder shall be required to purchase the First Lien Debt within two
          (2) Business Days after the First Lien Agent's receipt of such notice.

               (d) Upon the date of such purchase and sale, the purchaser or purchasers of the First Lien Debt shall,

                    (i) pay to the First  Lien  Agent,  for the  benefit  of the
               First Lien Lender Parties, as the purchase price therefor the full amount of all First Lien Debt (with all debt purchased at par) outstanding as of the date of such purchase and sale and unpaid (including all documented principal, interest, fees (including without limitation all Early Termination Fees), costs, charges and expenses, including reasonable attorneys' fees and legal expenses),

                    (ii) furnish cash collateral to the First Lien Agent in such amounts as the First Lien Agent determines is reasonably necessary to secure the First Lien Lender Parties in connection with any issued and outstanding letters of credit provided by First Lien Agent (or letters of credit that First Lien Agent has arranged to be provided by third parties pursuant to the financing arrangements of the First Lien Agent with the Credit Parties) for the benefit of any Credit Party entered into by any First Lien

               Lender Party for the benefit of any Credit Party (provided that such amount shall not exceed 103% of the aggregate undrawn amount and), and

                    (iii) provide cash  collateral  acceptable to the First Lien
               Lender Parties in respect of bona fide outstanding claims for indemnification; PROVIDED, HOWEVER that the First Lien Agent shall release any such cash collateral upon the determination, in the First Lien Agent's sole discretion, that the claim giving rise to such indemnification right shall no longer be asserted or assertable.

               (e) Such purchase price and cash collateral shall be remitted, without set-off or counterclaim or otherwise, by wire transfer in federal funds to such bank account of the First Lien Agent, as the First Lien Agent may designate in writing to Second Lien Agent for such purpose. Interest shall be calculated to but excluding the business day on which such purchase and sale shall occur if the amounts so paid by the purchasers of First Lien Debt to the bank account designated by First Lien Agent are received in such bank account prior to 1:00 p.m., Chicago time and interest shall be calculated to and including such business day if the amounts so paid by such Persons to the bank account designated by First Lien Agent are received in such bank account later than 1:00 p.m., Chicago time.

               (f) Each Second Lien Lender Party will have the right, pursuant to this SECTION 8, to purchase up to its pro rata share of the First Lien Debt; PROVIDED THAT if any Second Lien Lender elects not to exercise it option to purchase the First Lien Debt, that holder's pro rata share shall be allocated to any other Second Lien Lender exercising its option under this SECTION 8. Each notice delivered by a Second Lien Lender to the First Lien Agent pursuant to this SECTION 8 shall indicate what portion of the First Lien Debt such holder elects to purchase. First Lien Debt purchased hereunder will be purchased pro rata from each First Lien Lender based on the amount of First Lien Debt held by such First Lien Lender. In the event that the amount of First Lien Debt that the Second Lien Lenders elect to purchase pursuant to this SECTION 8, (a) exceeds the aggregate outstanding amount of First Lien Debt, each holder of Second Lien Debt electing to purchase the First Lien Debt will be permitted to purchase its pro rata portion of such First Lien Debt based on the amount of First Lien Debt that each such holder elected to purchase, or (b) is less than all of the First Lien, then the option set forth in this SECTION 8 (including with respect to options which have been exercised) shall irrevocably expire and this SECTION 8 shall be of no further force or effect.

               (g) Upon notice to the Credit Parties that the purchase of First Lien Debt has been consummated by delivery of the purchase price to the First Lien Agent, each Credit Party shall treat the applicable holders of Second Lien Debt as holders of the First Lien Debt purchased pursuant to this SECTION 8 for all purposes hereunder and under each agreement, document and instrument relating to the First Lien Debt. Any sale will be made without recourse or warranty, other than customary representations by each holder of First Lien Debt as to its authority to sell its First Lien Debt and its ownership thereof. In connection with any purchase of First Lien Debt pursuant to this
          SECTION 8, each holder of First Lien Debt agrees, at the cost of the Credit Parties, to enter into all agreement, instruments and documents necessary or desirable to evidence the transfer of such First Lien Debt hereunder.

     9. APPRAISALS/INTEREST/EXPENSES.

          (a) Notwithstanding anything to the contrary in the Second Lien Debt Documents, neither the Second Lien Agent nor any Second Lien Lender Party (whether directly or by virtue of third parties retained by such Second Lien Lender Party) shall conduct any appraisals; PROVIDED, HOWEVER upon request of the Second Lien Agent, the First Lien Agent hereby agrees to provide the Second Lien Agent with copies of appraisals conducted by the First Lien Agent upon delivery by Second Lien Agent of a release letter in form and substance satisfactory to the First Lien Agent; PROVIDED, FURTHER, HOWEVER that (x) the failure of the First Lien Agent to provide a copy of any such appraisals shall not impair the effectiveness of this Agreement or be deemed a breach hereof and (y) the Second Lien Agent may not in any way use or rely on any information set forth in such appraisal to challenge the First Lien Agent's computation and other evaluations of the Borrowing Base.


          (b) Notwithstanding anything to the contrary in the Second Lien Debt Documents, the Second Lien Agent, on behalf of the Second Lien Lender Parties, hereby acknowledges and agrees that until the First Lien Debt shall have been Paid in Full, from and after the occurrence of a First Lien Default, the Credit Parties may not make, and the Second Lien Lender Parties shall not be entitled to receive, (x) any cash interest payments pursuant to the Second Lien Debt Documents (whether as regularly scheduled payments of interest or as a result of the imposition of a default rate of interest under the Second Lien Debt Documents) and that solely capitalized interest is permitted to accrue under the Second Lien Debt Documents and
     (y) any payments in connection with mandatory or optional redemption provisions set forth under the Second Lien Debt Documents.


          (c) Notwithstanding anything to the contrary set forth in the Second Lien Debt Documents, the Second Lien Agent, on behalf of the Second Lien Lender Parties, hereby acknowledges and agrees that until the First Lien Debt shall have been Paid in Full, the Credit Parties shall not be permitted to make, and the Second Lien Lender Parties shall not be entitled to receive, any cash reimbursement of expenses (including fees and disbursements of counsel) other than cash reimbursement of the fees and
     disbursements   of  counsel  to  the  Second

     Lien Agent PLUS fees and disbursements of counsel of one additional counsel representing all other Second Lien Lender Parties, to the extent that the other Second Lien Lender parties are not all affiliates of Second Lien Agent. Any other expenses and fees and disbursements of counsel to the Second Lien Lender Parties arising under the Second Lien Debt Documents shall be capitalized and added to the outstanding principal amount of the Second Lien Debt.

     10. SUBROGATION. Subject to the Payment in Full of all First Lien Debt, the Second Lien Lender Parties shall be subrogated to the extent of any payments or distributions made by the Second Lien Lender Parties to the First Lien Agent on behalf of the First Lien Lender Parties, or otherwise applied to payment of such First Lien Debt solely by reason of the provisions of this Agreement, to any rights of the First Lien Lender Parties to receive payments and distribution of cash, securities and other property applicable to the First Lien Debt, if any, until the Second Lien Debt shall have been paid in full. For purposes of such subrogation, no payments or distributions to the First Lien Lender Parties of any cash, securities or other property to which the Second Lien Lender Parties would have been entitled, except for the provisions of this Agreement, and no payments pursuant to the provisions of this Agreement to the First Lien Agent on behalf of the First Lien Lender Parties by any Second Lien Lender Party, shall be deemed to be a payment or distribution by any Credit Party to or on account of the First Lien Debt, it being understood and agreed that the provisions of this Agreement are solely for the purpose of defining the relative rights of the First Lien Lender Parties on the one hand, and the Second Lien Lender Parties on the other hand.

     11. MODIFICATION. Any modification or waiver of any provision of this Agreement, or any consent to any departure by any party from the terms hereof, shall not be effective in any event unless the same is in writing and signed by each Credit Party, First Lien Agent and the Second Lien Agent and then such modification, waiver or consent shall be effective only in the specific instance and for the specific purpose given. Any notice to or demand on any party hereto in any event not specifically required hereunder shall not entitle the party receiving such notice or demand to any other or further notice or demand in the same, similar or other circumstances unless specifically required hereunder.

     12. FURTHER ASSURANCES. Each party to this Agreement promptly will execute and deliver such further instruments and agreements and do such further acts and things as may be reasonably requested in writing by any other party hereto that may be necessary or desirable in order to effect fully the purposes of this Agreement.

     13. NOTICES. Unless otherwise specifically provided herein, any notice delivered under this Agreement shall be in writing addressed to the respective party as set forth below and may be personally served, sent by facsimile transmission or sent by overnight courier service or certified or registered United States mail and shall be deemed to have been given (a) if delivered in person, when delivered; (b) if delivered by facsimile transmission, on the date of transmission if transmitted on a business day before 4:00 p.m. (Chicago time) or, if not, on the next succeeding business day; (c) if delivered by overnight courier, one business day after delivery to such courier properly addressed; or

(d) if by United States mail, four business days after deposit in the United States mail, postage prepaid and properly addressed.

         Notices shall be addressed as follows:

If to any Second Lien Lender Party:

         PWJ Lending LLC
         c/o Prentice Capital Management, LP
         623 Fifth Avenue, 32nd Floor
         New York, New York 10022
         Attention: Michael Weiss
         Fax:  212-756-1480

With a copy to:

         Schulte Roth & Zabel LLP
         919 Third Avenue
         New York, New York 10022
         Attention:  Nancy Finkelstein, Esquire
         Fax:  212 593 5955
         E-mail:  nancy.finkelstein@srz.com

If to any First Lien Lender Party:

         LaSalle Bank National Association
         c/o LaSalle Retail Finance
         25 Braintree Hill Office Park, Suite 205
         Braintree, Massachusetts 02184
         Attention:  Loan Administration
         Fax:  781 353 6101

                  --and--

         Back Bay Capital Funding, LLC
         40 Broad Street (10th floor - MA5-505-10-1)
         Boston, MA 02109
         Attention: Kristan M. O'Connor, Managing Director
         Fax: 617-434-4185

With a copy to:

         Riemer & Braunstein, LLP
         3 Center Plaza
         Boston, Massachusetts 02108
         Attention:  Donald E. Rothman, Esquire
         Fax:  617 880 3456
         E-mail:    drothman@riemerlaw.com

         --and--

         Brown Rudnick Berlack Israels, LLP
         One Financial Center
         Boston, Massachusetts 02111
         Attention: Andrew P. Strehle, Esquire
         Fax: 617-856-8201

or in any case, to such other address as the party addressed shall have previously designated by written notice to the serving party, given in accordance with this SECTION 13.

     14. SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of, and shall be binding upon, the respective successors and assigns of each First Lien Lender Party, each Second Lien Lender Party and each Credit Party. To the extent permitted under the First Lien Debt Documents, First Lien Lenders may, from time to time, with notice to any Second Lien Lender Party, assign or transfer any or all of the Bank Group Debt or any interest therein to any Person and, notwithstanding any such assignment or transfer, or any subsequent assignment or transfer, the Bank Group Debt shall, subject to the terms hereof, be and remain Bank Group Debt for purposes of this Agreement, and every permitted assignee or transferee of any of the Bank Group Debt or of any interest therein shall, to the extent of the interest of such permitted assignee or transferee in the Bank Group Debt, be entitled to rely upon and be the third party beneficiary of the lien subordination provided under this Agreement and shall be entitled to enforce the terms and provisions hereof to the same extent as if such assignee or transferee were initially a party hereto.

     15. RELATIVE RIGHTS; NO THIRD PARTIES BENEFITED.

               (a) This Agreement shall define the relative rights of the First Lien Lender Parties and the Second Lien Lender Parties, respectively. Nothing in this Agreement shall (a) impair, as among the Credit
          Parties and the First Lien Lender Parties on the one hand, and as between the Credit Parties and the Second Lien Lender Parties, on the other hand, the obligation of the Credit Parties with respect to the payment of the Bank Group Debt and the Second Lien Debt, as the case may be, in accordance with their respective terms or (b) affect the relative rights of the First Lien Lender Parties or the Second Lien Lender Parties with respect to any other creditors of the Credit Parties. The terms of this Agreement shall govern even if all or any part of the Bank Group Debt or the Liens in favor of the First Lien Agent or any other First Lien Lender Party are avoided, disallowed, unperfected, set aside or otherwise invalidated in any judicial proceeding or otherwise.

               (b) It is not the intention of the parties hereto to confer any third-party beneficiary rights, and this Agreement shall not be construed so as to confer any such rights upon any other Person or Persons not party hereto. Notwithstanding the foregoing, neither the Borrower nor any of their respective subsidiaries nor any other Person or Persons (other than a party hereto) shall be a direct or indirect legal beneficiary of, or have any direct or indirect cause of action or claim in connection with, this Agreement.

     16. CONTRACTUAL REPRESENTATIVE FOR PURPOSES OF PERFECTION. Each Second Lien Lender Party hereby appoints the First Lien Agent as such Person's contractual representative solely for purposes of perfecting such Person's Liens on any of the Collateral in the possession or under the "control" (as such term is defined in the Uniform Commercial Code) of the First Lien Agent, and the First Lien Agent hereby acknowledges that it holds possession of or otherwise controls any such Collateral as the contractual representative of the Second Lien Lender Parties for such purposes; provided, that, the First Lien Agent shall not have any duty or liability to protect or preserve any rights pertaining to any of the Collateral and, except for gross negligence or willful misconduct as determined pursuant to a final non-appealable order of a court of competent jurisdiction, each Second Lien Lender Party hereby waives and releases the First Lien Agent and each of the other First Lien Lender Parties from, and hereby indemnifies and agrees to hold harmless the First Lien Agent and each of the other First Lien Lender Parties against, all claims and liabilities arising as a result of or in connection with the First Lien Agent's role as contractual representative agent with respect to the Collateral. At the expense of the Credit Parties, promptly upon the Payment in Full of all First Lien Debt, the First Lien Agent shall deliver the remainder of the Collateral, if any, in its possession to the Second Lien Agent and, to the extent practicable, transfer control of the remainder of the Collateral, if any, under its control to the Second Lien Agent, in each case, except as may otherwise be required by applicable law or court order (it being understood that prior to the Payment in Full of all First Lien Debt, the provisions of this Agreement shall apply to all such documents and each other document relating to all or any part of the Collateral, including, without limitation, the provisions restricting the Second Lien Agent from taking action to enforce rights in and to the Collateral pursuant to such documents) (including, without limitation, cooperate with the Second Lien Agent in assigning or transferring any rights of the First Lien Agent under landlord agreements, bailee agreements, cash management control agreements or any other similar agreements to the extend that such rights are assignable).

     17. CONFLICT. In the event of any conflict between any term, covenant or condition of this Agreement and any term, covenant or condition of any of the First Lien Debt Documents or any of the Second Lien Debt Documents, the provisions of this Agreement shall control and govern.

     18. HEADINGS. The paragraph headings used in this Agreement are for convenience only and shall not affect the interpretation of any of the provisions hereof.

     19. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of photocopies of the signature pages to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart hereof.

     20. SEVERABILITY. In the event that any provision of this Agreement is deemed to be invalid, illegal or unenforceable by reason of the operation of any law or by reason of the interpretation placed thereon by any court or governmental authority, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby, and the affected provision shall be modified to the minimum extent permitted by law so as most fully to achieve the intention of this Agreement.

     21. CONTINUATION OF SUBORDINATION; TERMINATION OF AGREEMENT. This Agreement shall remain in full force and effect until Payment in Full of the First Lien Debt, after which this Agreement shall terminate without further action on the part of the parties hereto; provided, however that if upon Payment in Full of the First Lien Debt there remains outstanding any Excluded First Lien Debt, then following the Payment in full of the First Lien Debt, the rights and obligations of the First Lien Agent and First Lien Lenders hereunder shall inure to the Second Lien Agent and Second Lien Lenders hereunder with respect to the Second Lien Debt, and the rights and obligations of the Second Lien Agent and Second Lien Lenders hereunder shall inure to the First Lien Agent and First Lien
Lenders with respect to the Excluded First Lien Debt and thereafter this Agreement shall terminate without further action on the part of the parties hereto upon the Payment in Full of the Second Lien Debt.

     22. GOVERNING LAW; SUBMISSION TO JURISDICTION. THIS AGREEMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAW OF THE STATE OF ILLINOIS, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES. EACH PARTY HERETO HEREBY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED THEREIN AND IRREVOCABLY AGREES THAT, SUBJECT TO FIRST LIEN AGENT'S ELECTION, ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE LITIGATED IN SUCH COURTS. EACH PARTY HERETO EXPRESSLY SUBMITS AND CONSENTS TO THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS. EACH PARTY HERETO HEREBY WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS AND AGREES THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE UPON IT BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO SUCH PARTY, AS THE CASE MAY BE, AT SUCH PERSON'S ADDRESS SET FORTH IN THIS AGREEMENT AND SERVICE SO MADE SHALL BE COMPLETE TEN (10) DAYS AFTER THE SAME HAS BEEN POSTED.

     23. WAIVER OF JURY TRIAL. EACH SECOND LIEN LENDER PARTY, EACH CREDIT PARTY AND FIRST LIEN AGENT (FOR ITSELF AND FOR AND ON BEHALF OF EACH FIRST LIEN
LENDER)  HEREBY  IRREVOCABLY  WAIVES  ANY AND ALL  RIGHT TO TRIAL BY JURY IN ANY

LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY. EACH SECOND LIEN LENDER PARTY, EACH CREDIT PARTY AND FIRST LIEN AGENT (FOR ITSELF AND FOR AND ON BEHALF OF THE FIRST LIEN LENDERS) ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT, THE SECOND LIEN DEBT DOCUMENTS AND THE FIRST LIEN DEBT DOCUMENTS, AS THE CASE MAY BE, AND THAT SUCH PERSONS WILL CONTINUE TO RELY ON THIS WAIVER IN THEIR RESPECTIVE RELATED FUTURE DEALINGS. EACH OF EACH SECOND LIEN LENDER PARTY, EACH CREDIT PARTY AND FIRST LIEN AGENT (FOR ITSELF AND FOR AND ON BEHALF OF EACH FIRST LIEN LENDER) WARRANTS AND REPRESENTS THAT SUCH PERSON HAS HAD THE OPPORTUNITY OF REVIEWING THIS JURY WAIVER WITH LEGAL COUNSEL, AND THAT SUCH PERSON KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the Second Lien Agent and the First Lien Agent have caused this Agreement to be executed as of the date first above written.



PWJ LENDING LLC
("Second Lien Agent")


By:  /s/ Jonathan Duskin
   ---------------------------------

Name:  Jonathan Duskin

Title: Managing Director



LASALLE BANK NATIONAL ASSOCIATION
("Agent" on behalf of all First Lien Lenders)



By:  /s/ Daniel O'Rourke
   ---------------------------------

Name:  Daniel O'Rourke

Title: First Vice President

                      ACKNOWLEDGMENT AND ASSENT BY BORROWER

The undersigned hereby acknowledges and agrees to the terms and provisions of the foregoing Intercreditor and Lien Subordination Agreement. By its signature below, the undersigned agrees that it will, together with its successors and assigns, be bound by the provisions hereof.

The undersigned agrees that any First Lien Lender or Second Lien Lender (hereinafter, individually and collectively, the "Lender" or the "Lenders") holding or controlling Collateral does so as bailee (under the Uniform Commercial Code) for such other Lender and is hereby authorized to, and may turn over to such other Lender upon request therefor any such Collateral, after all obligations and indebtedness of the undersigned to the bailee Lender have been fully paid and performed.

The undersigned acknowledges and agrees that: (i) it is not a party to the Intercreditor Agreement and Lien Subordination Agreement and does not and will not receive any right, benefit, priority, or interest under, or because of the existence of the foregoing Intercreditor and Lien Subordination Agreement, and
(ii) it will execute and deliver such additional documents and take such additional action as may be necessary or desirable in the reasonable opinion of any of the Lenders to effectuate the provisions and purposes of the foregoing Intercreditor and Lien Subordination Agreement.

WHITEHALL JEWELLERS, INC.
("Borrower")



By:  /s/ John R. Desjardins
   ---------------------------------

Name:  John R. Desjardins

Title: Executive Vice President and Chief Financial Officer